SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   ----------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                                   ----------


                               VCampus Corporation
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   92240C 10 0
                                 (CUSIP Number)


                               September 11, 1999
             (Date of event which requires filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(c)


                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                                                              Page 2 of 19 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BH Capital Investments, L.P.
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          515,212  shares,  including  (i) 145,000  shares of common
  OWNED BY            stock of the Issuer held by BH Capital Investments,  L.P.,
    EACH              (ii) 56,300 shares which are issuable upon the exercise of
  REPORTING           immediately   exercisable  warrants  held  by  BH  Capital
 PERSON WITH          Investments,  L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500  principal  amount of issuer's convertible  debentures  owned by BH Capital  Investments,
                      (iv) 145,000  shares of common stock of the Issuer held by
                      Excalibur Limited Partnership, (v) 56,300 shares which are issuable  upon the  exercise  of  immediately  exercisable warrants held by Excalibur Limited  Partnership,  and (vi)
                      56,306  shares  which  are  issuable  upon  conversion  of
                      $312,500   principal   amount  of   issuer's   convertible
                      debentures owned by Excalibur Limited Partnership.
                 ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER

                      None.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P.,
                      (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments,
                      (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                                              Page 3 of 14 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     H.B. and Co., Inc.
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          515,212  shares,  including  (i) 145,000  shares of common
  OWNED BY            stock of the Issuer held by BH Capital Investments,  L.P.,
    EACH              (ii) 56,300 shares which are issuable upon the exercise of
  REPORTING           immediately   exercisable  warrants  held  by  BH  Capital
 PERSON WITH          Investments,  L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500  principal  amount of issuer's convertible  debentures  owned by BH Capital  Investments,
                      (iv) 145,000  shares of common stock of the Issuer held by
                      Excalibur Limited Partnership, (v) 56,300 shares which are issuable  upon the  exercise  of  immediately  exercisable warrants held by Excalibur Limited  Partnership,  and (vi)
                      56,306  shares  which  are  issuable  upon  conversion  of
                      $312,500   principal   amount  of   issuer's   convertible
                      debentures owned by Excalibur Limited Partnership.
                 ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER

                      None.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P.,
                      (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments,
                      (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                                              Page 4 of 14 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Henry Brachfeld
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          515,212  shares,  including  (i) 145,000  shares of common
  OWNED BY            stock of the Issuer held by BH Capital Investments,  L.P.,
    EACH              (ii) 56,300 shares which are issuable upon the exercise of
  REPORTING           immediately   exercisable  warrants  held  by  BH  Capital
 PERSON WITH          Investments,  L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500  principal  amount of issuer's convertible  debentures  owned by BH Capital  Investments,
                      (iv) 145,000  shares of common stock of the Issuer held by
                      Excalibur Limited Partnership, (v) 56,300 shares which are issuable  upon the  exercise  of  immediately  exercisable warrants held by Excalibur Limited  Partnership,  and (vi)
                      56,306  shares  which  are  issuable  upon  conversion  of
                      $312,500   principal   amount  of   issuer's   convertible
                      debentures owned by Excalibur Limited Partnership.
                 ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER

                      None.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P.,
                      (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments,
                      (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                                              Page 5 of 14 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Excalibur Limited Partnership
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          515,212  shares,  including  (i) 145,000  shares of common
  OWNED BY            stock of the Issuer held by BH Capital Investments,  L.P.,
    EACH              (ii) 56,300 shares which are issuable upon the exercise of
  REPORTING           immediately   exercisable  warrants  held  by  BH  Capital
 PERSON WITH          Investments,  L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500  principal  amount of issuer's convertible  debentures  owned by BH Capital  Investments,
                      (iv) 145,000  shares of common stock of the Issuer held by
                      Excalibur Limited Partnership, (v) 56,300 shares which are issuable  upon the  exercise  of  immediately  exercisable warrants held by Excalibur Limited  Partnership,  and (vi)
                      56,306  shares  which  are  issuable  upon  conversion  of
                      $312,500   principal   amount  of   issuer's   convertible
                      debentures owned by Excalibur Limited Partnership.
                 ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER

                      None.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P.,
                      (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments,
                      (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                                                              Page 6 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Excalibur Capital Management, Inc.
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          515,212  shares,  including  (i) 145,000  shares of common
  OWNED BY            stock of the Issuer held by BH Capital Investments,  L.P.,
    EACH              (ii) 56,300 shares which are issuable upon the exercise of
  REPORTING           immediately   exercisable  warrants  held  by  BH  Capital
 PERSON WITH          Investments,  L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500  principal  amount of issuer's convertible  debentures  owned by BH Capital  Investments,
                      (iv) 145,000  shares of common stock of the Issuer held by
                      Excalibur Limited Partnership, (v) 56,300 shares which are issuable  upon the  exercise  of  immediately  exercisable warrants held by Excalibur Limited  Partnership,  and (vi)
                      56,306  shares  which  are  issuable  upon  conversion  of
                      $312,500   principal   amount  of   issuer's   convertible
                      debentures owned by Excalibur Limited Partnership.
                 ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER

                      None.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P.,
                      (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments,
                      (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                                              Page 7 of 14 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     William S. Hechter
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          515,212  shares,  including  (i) 145,000  shares of common
  OWNED BY            stock of the Issuer held by BH Capital Investments,  L.P.,
    EACH              (ii) 56,300 shares which are issuable upon the exercise of
  REPORTING           immediately   exercisable  warrants  held  by  BH  Capital
 PERSON WITH          Investments,  L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500  principal  amount of issuer's convertible  debentures  owned by BH Capital  Investments,
                      (iv) 145,000  shares of common stock of the Issuer held by
                      Excalibur Limited Partnership, (v) 56,300 shares which are issuable  upon the  exercise  of  immediately  exercisable warrants held by Excalibur Limited  Partnership,  and (vi)
                      56,306  shares  which  are  issuable  upon  conversion  of
                      $312,500   principal   amount  of   issuer's   convertible
                      debentures owned by Excalibur Limited Partnership.
                 ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER

                      None.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P.,
                      (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments,
                      (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                                              Page 8 of 14 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lilian Brachfeld
     None

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada

--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

                      None.
                 ---------------------------------------------------------------
  NUMBER OF      6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          None.
  OWNED BY       ---------------------------------------------------------------
    EACH         7.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          None
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      None.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None.
--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                                                              Page 9 of 14 Pages

Item 1(a).     Name of Issuer.

               VCampus Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices.

               8251 Greensboro Drive, Suite 500
               McLean, Virginia 22102

Item 2(a).     Names of Persons Filing.

               BH Capital Investments, L.P. ("BHCI")
               H.B. and Co., Inc. ("HBCI")
               Henry Brachfeld ("Mr. Brachfeld")
               Excalibur Limited Partnership ("ELP")
               Excalibur Capital Management, Inc. ("ECMI")
               William S. Hechter ("Mr. Hechter")
               Lilian Brachfeld ("Mrs. Brachfeld")

Item 2(b).     Address of Principal Business Office, or if none, Residence.

               The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

               175 Bloor Street East
               South Tower, 7th Floor
               Toronto, Ontario M4W 3R8
               Canada

               The address of the principal business office of ELP, ECMI and Mr. Hechter is:

               33 Prince Arthur
               Toronto, Ontario M5R 1B2
               Canada

Item 2(c).     Citizenship.

               BHCI is an Ontario, Canada limited partnership
               HBCI is an Ontario, Canada corporation
               Mr. Brachfeld is a citizen of the United States
               ELP is an Ontario, Canada limited partnership
               ECMI is an Ontario, Canada corporation
               Mr. Hechter is a citizen of Canada
               Mrs. Brachfeld is a citizen of Canada

Item 2(d).     Title of Class of Securities.

                                                             Page 10 of 14 Pages

               Common Stock,  $.01 par value per share

Item 2(e).     CUSIP Number.

               92240C 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.        Ownership.

          (a) Amount beneficially owned by reporting persons as of September 11, 2000: Each reporting person, except Mrs. Brachfeld (see subsection (d) below), beneficially owns 515,212 shares (1).

          (b) Percent of Class: Each reporting person, except Mrs. Brachfeld (see subsection (d) below), holds 8.3% (based on 6,199,938 shares of common stock of the Issuer outstanding, determined from a 13D filed on January 21, 2000 with the Issuer).

          (c)  Number of shares as to which such persons have:

               (i) Sole power to direct the vote: None of the reporting persons have the sole power to direct the vote.

               (ii) Shared power to vote or to direct the vote:  Each  reporting person, except Mrs. Brachfeld (see subsection (d) below), has the shared power to vote or direct the vote of 515,212 shares (1).

              (iii) Sole  power to  dispose  or direct  the  disposition  of the
                    Common Stock: None of the reporting persons have the sole power to dispose or direct the disposition of the securities of the Issuer.

               (iv) Shared power to dispose or direct the  disposition  of: Each reporting person, except Mrs. Brachfeld (see subsection (d) below), has the shared power to dispose or direct the disposition of 515,212 shares (1).

          (d) Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld maybe deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

Notes:

     (1) 515,212 shares, including (i) 145,000 shares of common stock of the Issuer held by BH Capital Investments, L.P., (ii) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by BH Capital Investments, L.P., (iii) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by BH Capital Investments, (iv) 145,000 shares of common stock of the Issuer held by Excalibur Limited Partnership, (v) 56,300 shares which are issuable upon the exercise of immediately exercisable warrants held by Excalibur Limited Partnership, and (vi) 56,306 shares which are issuable upon conversion of $312,500 principal amount of issuer's convertible debentures owned by Excalibur Limited Partnership.

                                                             Page 11 of 14 Pages


Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.


Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.


Exhibits:      A. Joint Filing  Agreement,  dated February 11, 2000, among BHCI,
               HBCI, Mr. Brachfeld, ELP, ECMI, Mr. Hechter and Mrs. Brachfeld.

                                                             Page 12 of 14 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                             /s/ BH Capital Investments, L.P.
                                             --------------------------------
                                                  By: H.B. and Co., Inc.
                                                    By: Henry Brachfeld
                                                         President
                                         ---------------------------------------
                                                        (Signature)


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                                  /s/ H.B. and Co., Inc.
                                                  ----------------------
                                                    By: Henry Brachfeld
                                                         President
                                         ---------------------------------------
                                                        (Signature)


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                                    /s/ Henry Brachfeld
                                                    -------------------
                                                      Henry Brachfeld
                                         ---------------------------------------
                                                        (Signature)


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                             /s/ Excalibur Limited Partnership
                                             ---------------------------------
                                          By: Excalibur Capital Management, Inc.
                                                      General Partner
                                                  By: William S. Hechter
                                                      William Hechter
                                                         Director
                                         ---------------------------------------
                                                        (Signature)

                                                             Page 13 of 14 Pages


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                          /s/ Excalibur Capital Management, Inc.
                                          --------------------------------------
                                                  By: William S. Hechter
                                                      ------------------
                                                    William S. Hechter
                                                         Director
                                         ---------------------------------------
                                                        (Signature)


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                                  /s/ William S. Hechter
                                                  ----------------------
                                                    William S. Hechter
                                         ---------------------------------------
                                                        (Signature)


                                                     February 11, 2000
                                          --------------------------------------
                                                          (Date)


                                         ---------------------------------------
                                                   /s/ Lilian Brachfeld
                                                   --------------------
                                                     Lilian Brachfeld
                                         ---------------------------------------
                                                        (Signature)

                                                             Page 14 of 14 Pages


                                    Exhibit A


     This will  confirm  the  agreement  by and among the  undersigned  that the
Schedule 13G filed with the securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of common stock of VCampus Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2000
                                          --------------------------------------
                                          /s/ BH Capital Investments, L.P.
                                          --------------------------------------
                                          By: H.B. and Co., Inc.
                                          By: Henry Brachfeld
                                          President

                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          /s/ H.B. and Co., Inc.
                                          --------------------------------------
                                          By: Henry Brachfeld
                                          President
                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          /s/ Henry Brachfeld
                                          --------------------------------------
                                          Henry Brachfeld
                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          /s/ Excalibur Limited Partnership
                                          --------------------------------------
                                          By: Excalibur Capital Management, Inc.
                                          General Partner
                                          By:  William S. Hechter
                                          William Hechter
                                          Director
                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          /s/ Excalibur Capital Management, Inc.
                                          --------------------------------------
                                          By: William S. Hechter
                                          William S. Hechter
                                          Director
                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          /s/ William S. Hechter
                                          --------------------------------------
                                          William S. Hechter
                                          --------------------------------------
                                                       (Signature)

                                          --------------------------------------
                                          /s/ Lilian Brachfeld
                                          --------------------------------------
                                          Lilian Brachfeld
                                          --------------------------------------
                                                       (Signature)